

December 22, 2023

Gregory Falk
Chief Financial Officer
JLL Income Property Trust, Inc.
333 West Wacker Drive
Chicago IL, 60606

> **Re: JLL Income Property Trust, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 000-51948**

Dear Gregory Falk :

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Funds from Operations
Reconciliation of NAREIT FFO to AFFO, page 79

1. We note your adjustment for performance fees to arrive at Adjusted Funds from Operations ("AFFO"). We further note your disclosure that you use AFFO as a supplemental measure of your operating performance. Please address the following:
    - Please clarify for us the nature of the performance fees paid to advisors. Your response should address, but not be limited to, if such fees were for services provided under the Advisory Agreement.
    - Please tell us how you determined that the exclusion of performance fees is consistent with the use that you disclose; that is, how you determined these fees are unrelated to your operating performance.
    - Please clarify for us if the performance fees earned in 2022 and 2021 were paid in cash.
    - Please tell us if you consider the performance fees to be normal, recurring, cash

operating expenses necessary to operate your business and how you made that determination.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction